EXHIBIT 99.51
Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Introduces New Low-Capacitance Data Line Protection Device

Westlake  Village,  California,  April 23, 2002 - Diodes  Incorporated  (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, today announced the launch of a new low-capacitance data line protection device.

The ability to preserve data integrity makes the DLP05LC ideally suited for cable set-top boxes and high-speed data transmission lines where the absence of signal degradation is of primary importance. Other targeted end-equipment applications that will benefit from this product include hand-held wireless systems and portable electronics, including PDAs and laptop computers and other computer peripherals and digital interfaces such as USB and SCSI ports.

Available in the popular subminiature SOT-23 surface mount package, the DLP05LC offers transient protection of up to 300 Watts of Peak Pulse Power and features extremely low capacitance of 1.6pF, typical. The low capacitance of the device helps to minimize signal attenuation and data corruption during data transmission. The measurement of transient protection for data, signal and Vcc bus conforms to industry-standard IEC 61000-4-2, level 4 for ESD and IEC 61000-4-4 for EFT.

The new product line will occupy a unique position in the market place, as there are currently no exact equivalents available. Mark King, Vice President of Sales and Marketing at Diodes Incorporated, confirmed that there has been "a very positive response from our customer base and we have already received production orders. In addition, we are exploring the possibility of expanding the availability of the protection circuit to other surface mount packages."

"This is another example of the benefits realized from our ongoing commitment to research and development programs," continued King. "These efforts are enabling us to bring exciting and innovative products to market and increasing our ability to penetrate new industry sectors.

"By working in tandem with our customer base and responding to their direct needs, we are developing proprietary product lines that add significant value to our relationships while at the same time enhancing the breadth and quality of our product range."

For more information, visit http://www.diodes.com or contact Diodes' customer service at 800-446-4874 or email at info@diodes.com.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located near Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor  Statement  Under the Private  Securities  Litigation  Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.


Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800


Recent  Diodes   Incorporated   news   releases,   annual   reports,   and
SEC  filings  are  available  at  the  Company's   website:
http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.